NEWS RELEASE

LINUX GOLD CORP. STAKES NEW MINERAL EXPLORATION CLAIMS, LIVENGOOD, ALASKA

For Immediate Release: September 27, 2006, Vancouver, B.C. – Linux Gold Corp. (LNXGF - OTCBB) is pleased to announce that in May of 2006, the Company staked 6,400 acres of mineral exploration claims in the Livengood-Tolovana Mining District. Linux Gold Corp is 100% owner of the claims.

The district has produced over 500,000 ounces of placer gold from the Livengood Bench and other proximal drainages. Some of the placer gold contains platinum. Known lode prospects in the area such as “Old Smokey” are host to localized high-grade gold mineralization assaying to 29.8 ppm gold as tested by the Alaska Division of Geological and Geophysical Survey. The area has long been proposed to be a “Carlin-Type” analogue. Major mining companies have drilled the Livengood area and currently International Tower Hill Mines Ltd., partially owned by Anglo-Gold Ashanti, holds claims in the area and is actively exploring the district.

The Linux Gold Corp claims are strategically placed to capture key target areas for gold mineralization based upon new data issued by the state Geological Survey. Exploration will focus toward collecting large volume samples in search of low-grade, high tonnage deposits with locally high-grade gold concentrations, characteristic of the gold-endowed geologic setting.

In March of 2005, Linux Gold Corp. staked 148 State of Alaska 160-acre MTRSC mining claims at several locations near Granite Mountain on the eastern Seward Peninsula of Alaska and has increased the claim position to 284 claims or 68 square-miles. A drilling program on the Granite Mountain property has been completed, testing four separate mineralized zones, in September 2006.

Linux Gold Corp. also owns a 50% interest in 30 mineral claims known as the Fish Creek Prospect, located in the Fairbanks Mining Division in Alaska. Linux Gold Corp. optioned to Teryl Resources Corp. (TRC-V) a 50% interest in the Fish Creek claims by expending US$500,000 over three years. Linux Gold Corp. retains a 5% net smelter return or may convert into a 25% working interest. The Kinross Fort Knox mill is within 6 miles from the Fish Creek claims.

Linux Gold Corp. received a research report from Khandaker Partners in New York. The report can be accessed online at http://www.linuxgoldcorp.com/khandakerreport_062706.pdf (see news release dated June 28, 2006).

For more information please visit www.linuxgoldcorp.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

Contact: John Robertson
Tel. 800-665-4616

Contact: Business Office
800-665-4616

Forward-Looking Statements

Statements in this press release regarding Linux’s business which are not historical facts are

“forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.